Exhibit 12
General Electric Capital Corporation and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

and

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Six months ended June 30, 2006

(Unaudited)
	Ratio of earnings to fixed charges		Ratio of earnings to combined fixed charges and preferred stock dividends
(Dollars in millions)	As previously reported	As restated	As previously reported	As restated

Earnings from continuing operations	$4,641	$4,841	$4,641	$4,841
Provision for income taxes	499	629	499	629
Minority interest	145	145	145	145
Earnings from continuing operations before income taxes
and minority interest	5,285	5,615	5,285	5,615

Fixed charges:
Interest	8,308	8,286	8,308	8,286
One-third of rentals(a)	163	163	163	163
Total fixed charges	8,471	8,449	8,471	8,449
Less interest capitalized, net of amortization	(38)	(38)	(38)	(38)

Earnings from continuing operations before income taxes
and minority interest plus fixed charges	$13,718	$14,026	$13,718	$14,026

Ratio of earnings to fixed charges	1.62	1.66	1.62	1.66

Preferred stock dividend requirements			$2	$2

Ratio of earnings before provision for income taxes to
earnings from continuing operations			1.11	1.13

Preferred stock dividend factor on pre-tax basis			2	2
Fixed charges			8,471	8,449

Total fixed charges and preferred stock dividend
requirements			$8,473	$8,451

Ratio of earnings to combined fixed charges and preferred
stock dividends			1.62	1.66

(a)	Considered to be representative of interest factor in rental expense.